PE 1/14/2014

14005742

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-13-14

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

Dear Mr. Dunn:

This is in response to your letters dated January 14, 2014 and February 28, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Harrington Investments, Inc. We also have received letters on the proponent's behalf dated February 15, 2014 and March 4, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sandford Lewis
sanfordlewis@gmail.com

March 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

The proposal requests that the board prepare a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 4, 2014

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental Reply on Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding review of director and officer duties to shareholders and society by Harrington Investments, Inc.

Ladies and Gentlemen:

Harrington Investments, Inc. (the "Proponent") has submitted a shareholder proposal (the "Proposal") to J.P. Morgan Chase & Co. (the "Company"). I have been asked by the Proponent to respond to the supplemental letter from the Company dated February 28, 2014, sent to the Securities and Exchange Commission Staff (the "Staff") by Martin Dunn of Morrison & Foerster LLP on behalf of the Company. A copy of this letter is being e-mailed concurrently to Martin Dunn.

The latest letter reiterates the Company's arguments that the Proposal is excludable either as vague or as relating to the Company's ordinary business. We stand by our initial reply, but will respond briefly to some of the Company's latest assertions.

<u>The Proposal is not vague, but is within the clear understanding of investors and managers.</u>

In the supplemental letter, page 3, the Company asserts that because "moral obligations" are deeply personal values, the concept of moral obligation of a director is inherently vague. Yet, when talking about the directors of America's largest bank, with enormous evidence of a breach of obligations to society, beginning to delineate the balance of fiduciary obligations to the firm and moral obligations to society and stakeholders is of utmost importance. This is not an instance where the issues are not staring the Company in the face, or well articulated in the Proposal. The circumstances described in the Proposal represent a landscape of moral challenges that beg for clearer guidance to directors.

In considering whether a proposal is vague, and whether shareholders or management would have difficulty understanding what actions should be taken as a result of a positive vote, context is relevant. The proposal need not state the words "moral hazard" or "systemic risk" for it to point clearly in that direction. As the biggest "too big to fail" bank,

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 ph.

the systemic and moral hazard issues inhere in the circumstances described in the proposal and in the Company's current status and recent history.

The latest letter also asserts that "at no point has the Staff determined that the amorphous concept of 'moral hazard and systemic risk' should be deemed a significant policy issue." However, it is undeniable that the staff has declared numerous times in referenced decisions that "*systemic risk*" is a significant policy issue. Inherent in the prior proposals on systemic risk was moral hazard as well - the imbalance of risks between those who manage and oversee the company, and the potentially larger risks to society at large.

The systemic risks raised by the Proposal are not excludable ordinary business, regardless of whether they touch on compliance and ethics.

The Company's latest letter once again attempts to assert that the Proposal drills down in an excludable way into the minutiae of compliance or ethics. It does not. Because the issue of balancing obligations to society and to the firm is core to the significant policy issue, whether the proposal touches upon legal compliance or modification of ethical codes is irrelevant to the issue of ordinary business exclusion. Our previous letter cited numerous staff precedents regarding systemic risk which clearly demonstrate this. Most notably, *Bank of America* (February 24, 2010), *Citigroup* (Feb 23, 2010) and *J.P. Morgan Chase & Co.* (March 19, 2010) gave specific recognition to systemic risk as a significant policy issue.

When a single company like JP Morgan has the ability to bring down the economy, a fundamental rethink of moral obligation to society is necessary. The Company truly has not met its burden of asserting that the subject matter of the Proposal addresses anything other than the significant social policy issue of systemic risk.

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Martin Dunn, Morrison & Foerster LLP
John Harrington, Harrington Investments Inc.

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1934 Act/Rule 14a-8

February 28, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Harrington Investments, Inc.

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 14, 2014 (the ***"Initial Request Letter"***), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Harrington Investments, Inc. (the ***"Proponent"***), from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***). On behalf of the Proponent, Mr. Sanford J. Lewis submitted a letter to the Staff, dated February 15, 2014 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2014 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On December 10, 2013, the Company received a letter dated December 9, 2013 from the Proponent containing the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> "RESOLVED:
>
> Shareholders request the board of directors prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders, and to report on their findings, excluding proprietary or legally prejudicial information, no later than six months following the 2014 annual shareholder meeting.
>
> Such a report may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight."

The Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations.

The Proponent Letter contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2014 Proxy Materials under Rule 14a-8 because (1) the Proposal is not vague and indefinite and (2) the Proposal relates to a "profound social policy challenge facing the Company."

As discussed below, the Proponent Letter does not alter the analysis of the application of either Rule 14a-8(i)(3) or Rule 14a-8(i)(7) to the Proposal. Specifically, the Proponent Letter's attempt to clarify the intent of the Proposal and the actions it seeks serve merely to further confuse the issue by offering guidance that is beyond that of the Proposal and Supporting Statement. Further, the Proponent Letter's statement that the Proposal may not be excluded because the Proposal relates to "the significant policy issues of moral hazard and systemic risk" has no effect upon the Rule 14a-8(i)(7) analysis of the Proposal – at no point has the Staff determined that the amorphous concept of "moral hazard and systemic risk" should be deemed to be a significant policy issue under that provision, nor has the Staff ever indicated that such an undefined concept could ever qualify as such.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

As discussed in the Initial Request Letter, the Staff has consistently found that when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. Further, the Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement.

The Initial Request Letter expressed the view that the Proposal may be properly excluded because it does not provide shareholders (or stakeholders) with any definition or description of what the Proponent means when it refers to the "moral obligations" of corporate directors and officers "to shareholders and other stakeholders." The Proponent Letter does not address this point directly; instead, it merely states that the Company's Board of Directors and management "may lack the necessary incentives to consider their moral obligations toward society." For the reasons discussed in the Initial Request Letter, the meaning of these "moral obligations toward society" will be deeply personal to each shareholder and, as such, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what the requested review requires based on the terms of the Proposal.

Further, as discussed below, the Proponent Letter attempts to cast the Proposal as relating to "moral hazard and systemic risk," despite the fact that neither of these issues are addressed specifically in the Proposal or Supporting Statement. This expression of the Proponent's view of the action sought further demonstrates the fundamentally vague and misleading nature of the Proposal – if the Proposal is intended to address an analysis of systemic risk, despite the absence of any language in that regard, there is no possibility that shareholders will be able to assess the action sought.

For the reasons set forth in the Initial Request Letter and discussed above, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

B. *The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) because it relates to the Company's Ordinary Business Operations*

1. *The Proposal Deals with Legal Compliance*

As discussed in the Initial Request Letter, the Proposal is properly excludable under Rule 14a-8(i)(7) because the action requested deals with the Company's compliance with law. In this regard, the Initial Request Letter states, "Put simply, legal standards may not be 'strengthened' by a shareholder proposal. Further, compliance with applicable laws is essential to a public company's day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight." The Proponent Letter concurs with each of these points, but still disagrees that the Company may exclude the Proposal.

First, the Proponent Letter resorts to semantics to avoid the point that legal standards may not be strengthened by a shareholder proposal, stating, "The Company asserts that fiduciary and legal obligations may not be strengthened, an assertion with which the Proponent has no disagreement. The Proposal does not request changes in fiduciary or legal obligations, but rather requests clarification and enhanced implementation." This statement is counter to the language of the Proposal, which calls for "specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight." Further, to state that "clarification and enhanced implementation" are not "changes" in fiduciary or legal obligations is merely wordplay to avoid the result – exclusion of the Proposal under Rule 14a-8(i)(7) – that the Proponent Letter admits is the appropriate application of that rule to the Proposal.

Second, the Proponent Letter improperly attempts to indicate that the existence of a significant policy issue precludes exclusion of the Proposal, despite the Proponent Letter's agreement that the Proposal relates to ordinary business matters. In this regard, the Proponent Letter states, "The fact that the Proposal addresses issues of ethics and legal compliance that might otherwise be excludable ordinary business issues is not, in this instance, a basis for exclusion." As reasoning for this view, the Proponent Letter indicates that the Proposal relates to a significant policy issue – "The Proposal at its core addresses the significant policy issues of moral hazard and systemic risk with a clear nexus to the Company; that the subject matter at its core must necessarily include ordinary business elements of compliance and ethics is, in this instance, an insufficient basis for exclusion, as shown in numerous other proposals addressing companies' roles in creating systemic risk."

The attempt in the Proponent Letter to create a new significant policy issue fails on two counts. First, it is not consistent with the actual language of the Proposal and Supporting Statement. Second, the notion of "moral hazard" as a significant policy issue is entirely inconsistent with the Staff's interpretation of Rule 14a-(i)(7).

The Proposal presents four "whereas" clauses" –

- The first "whereas" clause contains one sentence regarding the Company's settlement of a specific legal proceeding;
- The second "whereas" clause contains one sentence regarding various governmental citations regarding the Company's activities;
- The third "whereas" clause contains one sentence regarding the amount of fines the Company has paid from 2009-2012; and
- The fourth "whereas" clause contains one sentence setting forth the Proponent's view that the Company has failed to adequately advise the Board of "shortcomings of internal controls and management."

As discussed above, the "resolved" clause of the Proposal calls for a policy review and report "evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders," with that report to "include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight." The Supporting Statement then addresses fiduciary standards and the need to have those standards hold "corporate leaders accountable to the highest possible standard of conduct."

At no point in any part of the Proposal or Supporting Statement, does the Proponent address a significant policy issue under Rule 14a-8(i)(7). The Proposal and Supporting Statement, as discussed above, relate entirely to a discussion of past Company actions and a call for increased "fiduciary, moral and legal obligations to shareholders and other stakeholders." The Proponent Letter improperly attempts to ignore the language of the Proposal and Supporting Statement and (1) create an amorphous significant policy issue out of the concept of "moral hazard" and (2) re-create the Proposal as a "systemic risk" proposal that should be viewed as raising a significant policy issue.

The precedent cited in the Proponent Letter demonstrates the failure of the broad concept of "moral hazard" as a significant policy issue under Rule 14a-8(i)(7). The four letters cited where the Staff determined the proposal to raise a significant policy issue – mortgage servicing and foreclosure practices (*Wells Fargo* and *Bank of America*) and loan modification methods and foreclosures (*JP Morgan Chase* and *Bank of America*) – all related to specific issues raised by the activities of the subject companies. The Proposal at issue does not relate to any specific issue; instead, it seeks strengthened standards of "fiduciary, moral and legal obligations." The concept of "moral hazard" as a significant policy issue would cause every shareholder proposal addressing corporate governance or responsibility to transcend ordinary business matters and result in an elimination of that exclusion for any such proposal, regardless of the actual language of that proposal.

The re-creation of the Proposal as relating to "systemic risk" in the Proponent Letter is similarly shown to be improper by the language of the Proposal and Supporting Statement. As discussed above, at no point in the Proposal or Supporting Statement is the phrase "systemic risk" used. The language of the Proponent Letter in this regard appears to be an attempt to recast the Proposal in a light that may be viewed by the Staff as relating to a significant policy issue; however, it is the language of the Proposal and Supporting Statement that must serve as the basis for any rebuttal of the Company's view that the Proposal may be excluded under Rule 14a-8(i)(7).

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. The Proponent Letter concurs in this conclusion and provides no basis for the Staff to take a different position in this instance. Accordingly, for the reasons set forth in the Initial Request Letter and discussed above, the Company is of the view that it may properly omit the Proposal and Supporting Statement from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal relates to the Company's Adherence to Ethical Business Practices and Policies, which are Addressed in the Company's Code of Conduct and Code of Ethics

The Proposal is properly excludable because it requests that the Company prepare "a policy review for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations." The Supporting Statement further references "an ethical relationship with shareholders," "loyalty to the company and society," and "trust and confidence." These references clearly relate to the Company's ethical business practices and policies, and the Staff has consistently concurred with the exclusion of similar proposals from company proxy materials as relating to ordinary business operations.

The Company's commitment to fiduciary and legal obligations is reflected in, and substantially implemented through, the Company's Code of Ethics and Code of Conduct (together, the "***Codes***"), and any change in those obligations would require changes to the Codes. It is important for the Company to maintain managerial control over its workforce, which includes having control over the Codes. Accordingly, any determinations regarding revision of the Codes is an ordinary business activity for the Company, as it is with all public companies.

As discussed in the Initial Request Letter, the Staff has consistently concurred in the exclusion of proposals that deal with a company's code of conduct or code of ethics under Rule 14a-8(i)(7). The Proponent Letter cites one precedent (*General Electric*, Jan. 31, 2007) as an attempted rebuttal for this long line of precedent. However, as the proponent letter in *General Electric* indicated, that proposal called for "ethical criteria" for military contracts bids and, as such, was properly analyzed under a referenced line of precedent regarding such proposals and not under the Staff's precedent regarding adoption or amendment of codes of conduct or ethics. As such, it is the precedent cited in the Initial Request Letter that is most appropriate for consideration of the Proposal.

The Proponent Letter then presents its view that "the Company is unable to argue persuasively that its Code of Conduct or Code of Ethics currently addresses the issues raised by the Proposal." The Company made no such attempt in the Initial Request Letter, as its discussion of the Codes was in the context of the Rule 14a-8(i)(7) exemption and Staff precedent in that regard. The Initial Request Letter addressed Rule 14a-8(i)(7) and its application to the Proposal by stating that the "Proposal relates to the Company's general adherence to ethical business practices and policies, and if adopted, the Proposal would require consideration and implementation of changes to the terms of the Company's Code of Ethics and Code of Conduct..." The Proponent Letter confirms this view in two different discussions on page 14.

First, the Proponent Letter states "The Code of Conduct and the Code of Ethics address internal governance, legal compliance and individual decision making throughout the organization…" As discussed above, the Proposal calls for consideration of "fiduciary, moral and legal obligations." Accordingly, the Proponent Letter confirms that the referenced Codes would need to be revised to address at least a portion of the Proposal's request.

Second, the Proponent Letter includes the following: "The Codes as currently written have clearly had little effect in preventing the outcomes of recent years. The Company's Codes are unresponsive to the dilemma that directors and officers find themselves in at the helm of a too large to manage and too large to fail bank. Notably, the Company has not asserted substantial implementation, because it would not be able to do so. Nor should it be able to treat these larger issues raised by the proposal as mere 'ordinary business' outside the ambit of shareholders' deliberations." This statement confirms the Company's view that the Proposal would require action with regard to the Codes, as they have "clearly had little effect" to this point. Further, it appears to improperly conflate the Rule 14a-8(i)(7) and Rule 14a-8(i)(10) exclusions by indicating that the perceived failure of the Codes to substantially implement the Proposal, at least to date, results in the Proposal not being excludable as being an ordinary business matter. The two notions have no relationship – whether a proposal has been substantially implemented is irrelevant for purposes of analyzing Rule 14a-8(i)(7) in the context of that proposal.

Accordingly, for the reasons discussed in the Initial Request Letter and above, the Proposal relates to the Company's general adherence to ethical business practices and policies, and if adopted, the Proposal would require consideration and implementation of changes to the terms of the Company's Code of Ethics and Code of Conduct. As such and consistent with Staff precedent, the Proposal relates to the Company's ordinary business operations. The Company therefore continues to be of the view that it may properly omit the Proposal and Supporting Statement from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. We respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

cc: Mr. John Harrington, Harrington Investments, Inc.
Sanford J. Lewis, Esq.
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

SANFORD J. LEWIS, ATTORNEY

February 15, 2014
Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding review of director and officer duties to shareholders and society by Harrington Investments, Inc.

Ladies and Gentlemen:

Harrington Investments, Inc. (the "Proponent") is the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 14, 2014, sent to the Securities and Exchange Commission Staff (the "Staff") by Martin Dunn of Morrison & Foerster LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue or Rule 14a-8(i)(3) (that the Proposal is vague and indefinite) and Rule 14a-8(i)(7) (that the resolution is addressed to the Company's ordinary business).

I have reviewed the Proposal and the letter from the Company. Based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials and that it is not excludable by virtue of those Rules. A copy of this letter is being e-mailed concurrently to Martin Dunn of Morrison Foerster LLP.

SUMMARY

The resolved clause of the Proposal requests that the Board of Directors conduct a policy review to clarify and enhance implementation of directors' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. The supporting statement further clarifies that such report should at a minimum clarify: (a) the relationship between the duty of loyalty to the company and to society, (b) the duty to take action when having sufficient notice of potential impacts of corporate activities on society, and (c) the extent that directors and officers are required to provide balanced, truthful communications with stockholders and other stakeholders. The full text of the Proposal is contained in *Exhibit A*.

The Company asserts that the Proposal is excludable as vague and misleading, pursuant to Rule 14a-8(i)(3). However, reading the proposal in its entirety neither the company nor the shareholders would be unable to understand the nature of the requested policy review or how to go about implementing it. Context provided by the whereas clauses and the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 ph.

supporting statement provide sufficient guidance regarding focal issues for the review. Further, as the biggest US bank in an economy that was brought to its knees by banks "too big to fail," the need for this internal review has never been more apparent or compelling. Therefore, the Proposal is neither vague nor misleading, and is not excludable on the basis of Rule 14a-8(i)(3).

Secondly, the Company asserts the Proposal is excludable as relating to the Company's ordinary business operations under Rule 14a-8(i)(7), either because it relates to legal compliance or to ethical issues addressed in the Company's Code of Conduct and Code of Ethics. The requested review is urgently needed to restore public and shareholder confidence in this systemically important financial institution in the aftermath of its unprecedented $13 billion settlement and a decade of routine law breaking demonstrated by numerous penalties and fines. Shareholders need to know that the Board and directors are regrouping to ensure that the fiduciaries at the helm of this company are managing the behemoth in a manner that heads off systemic risk and ends the seeming normalization of legal violations and penalties as a routine part of business. Because the Proposal relates to this profound social policy challenge facing the Company, recent precedents demonstrate that the Proposal is not excludable.

Moreover, neither the Code of Conduct nor Code of Ethics effectively address the issues entailed in the Proposal. Indeed, it is notable that the company has not argued that it has substantially implemented the Proposal. Clearly, that is because it *has not done so.*

BACKGROUND

The question presented by the Proposal is whether J.P Morgan, as a global Systemically Important Financial Institution, can put mechanisms in place to more effectively manage its responsibilities to shareholders and society. On one hand, the bank is "too big to fail" given the potentially catastrophic impact of its failure on society. On the other, it also may be too big to manage, given its compliance record over the last decade.

The overwhelming evidence in recent years suggests that society faces a greater downside risk from the profit-making activities and innovations of the Company than do its top directors and officers. This imbalance creates moral hazard: a situation in which directors and officers are more likely to take greater risks because they do not proportionately bear the burden of consequences and responsibilities of their risky actions. Although the fallout of the financial crisis resulted in financial settlements and legislative fixes, there remains a strong sense that the systemic risk posed by the Company is not yet well addressed. Indeed, recent settlements and legislative fixes arguably insulate directors and officers and their companies from losses, thereby allowing moral hazard - and the persistence of unbalanced risk-taking.

Can the Company put mechanisms in place to ensure that its directors and officers effectively balance their obligations to shareholders and society?

Learning From A $13 Billion Settlement?

According to U.S. Attorney General Eric Holder, the conduct of JP Morgan "helped sow the seeds of the mortgage meltdown." With the announcement of the $13 billion settlement on November 19, 2013, it became clear to all concerned that the Company had made serious misrepresentations to the public, including the investing public, regarding residential mortgage-backed securities. In particular, the Company had packaged risky home loans into securities, selling them without disclosing their low quality to investors, contributing to the financial crisis.

Although the settlements related to the residential mortgage-backed securities provided relief to consumers and various entities harmed by the financial crisis, the Proponent believes it is doubtful that solutions have been put in place addressing the underlying dynamics that could cause such a crisis to recur, including failure of directors and officers to balance the interests of the larger economy against their own interests and those of the shareowners.

The Proponent bases this belief on the fact that large-scale fines preceded the $13 billion settlement; the company paid 12% of its net income from 2009 – 2012 on penalties. The extreme levels of these fines demonstrate that paying large-scale penalties for legal infractions may well have become normalized at J.P. Morgan. Such figures speak for themselves, but are amplified by the sense of many commentators that the Company is "too large to manage."

Who pays the price for the failure of management at J.P. Morgan?

If a company is too large to manage, and the record shows that routine violation of society's regulatory regimens are part of doing business, who pays the price when management fails? It seems that it is seldom the top officials of the company, but the damage incurred by the U.S. economy and public from a financial crisis is severe. For instance, according to the nongovernmental organization Better Markets, an organization that recently filed suit challenging the $13 billion settlement in U.S. District Court, these impacts in the recent financial crisis included:

> **$12.8 Trillion in Estimated Actual and Avoided GDP Loss**
> Because of the financial collapse and the subsequent economic crisis, GDP declined significantly beginning in 2007. GDP would have dropped even more without massive spending by the federal government. The sum of actual GDP loss and GDP loss avoided because of emergency spending and actions by the Federal Reserve Board are estimated to total more than $12.8 trillion for the period 2008-2018.
>
> **Tens of Millions of Americans Unemployed**
> In October 2009, the broadest measure of unemployment (U-6 rate) peaked at 17.5 percent, representing 26.9 million Americans unemployed. As of July 2012, the U-6 rate remains very high at 15 percent, representing 23.1 million Americans.

Massive Losses in Household Wealth
Real household wealth declined from $74 trillion in July 2007 to $55 trillion in January 2009, representing $19 trillion of evaporated wealth. Although household wealth has regained some ground, the decline is still very substantial and has grave distributional effects, including permanent, lifetime losses suffered by many Americans.

46.2 Million Americans in Poverty
As of 2010, 46.2 million Americans were in poverty, the largest number in the 52 years for which poverty estimates have been published by the U.S. Census Bureau.

- 23.1 million Americans today cannot find full time work.
- 9.3 million Americans have lost their health insurance.
- 11 million homeowners - almost 1 in 4 - are saddled with mortgages higher than the value of their homes.
- Home values have fallen to 2002 levels, destroying $7 trillion in homeowner equity.
- 3.7 to 5 million foreclosures have already forced millions of American families to move out of their homes and millions more foreclosures are in process.
- The American family's net worth plummeted almost 40% in just three years, from 2007-2010, wiping out almost two decades of hard work and prosperity.
- Zero interest rates have prevented families from rebuilding their net worth, either by savings or investments, because yields are historically low or even negative.

National Commission Finds Breakdown in Ethics and Accountability

The Final Report of the National Commission on the Causes of the Financial and Economic Crisis in the United States was submitted to the President and Congress in January 2011. The majority of the members concluded, among other things that:

- dramatic failures of corporate governance and risk management at many systematically important financial institutions were a key cause of this crisis;
- a combination of excessive borrowing, risky investments, and lack of transparency put the financial system on a collision course with crisis;
- there was a systematic breakdown in accountability and ethics.[1]

Banks and non-bank financial institutions, mortgage lenders, major investment rating services, and firms that securitized, packaged and sold loans to investors all had a hand in utilizing a financial system designed to maximize profitability with little or no regard for moral obligation regarding effects on the larger economy.

[1] The Financial Crisis Inquiry Report, January, 2011, xvii-xxviii.

J.P. Morgan is still too big to fail, but not too big to crash the economy again.

The financial crisis brought to the forefront of the public policy debate the notion that banks "too big to fail" may be so entangled with the U.S. economy that they are above the law. Today, J.P. Morgan Chase & Co is the biggest bank in the nation, with $2.4 trillion in assets; 12% of the US economy.[2] In the wake of the financial crisis, regulators created a new designation for "too big to fail" institutions: Systemically Important Financial Institutions, or "SIFIs."[3] J.P. Morgan has been designated a SIFI (and a "G-SIB", or global systemically important bank, by the international community) because of its size and the system level risks it presents for the broader market and society. The Proposal here seeks a report on the obligations of directors and officers to shareholders and society - another response to this shifting paradigm. As Robert Reich notes:

> "They [the banks] are still too big to fail, too big to jail, and too big to manage well."[4]

The Dodd-Frank Act didn't end "too big to fail." That piece of legislation was intended to reduce, and hopefully eliminate, the implicit and explicit government support that, post-Lehman, could reasonably be presumed to buttress large financial institutions.

> "The knowledge that no government would ever allow a Citigroup or a JPMorgan to fail amounts to an enormous subsidy. It reduces the cost of capital of the biggest banks and gives them an edge over smaller rivals whose bankruptcy would convulse the economy."[5]

Taking this into account, the Proponent wonders to what extent the directors and officers of the Company face downside risks from failure. According to "Too Big To Fail: How Prosecutors Compromise With Corporations," by Brandon Garrett, between 2001 and 2012, no individuals were charged in 65% of 255 cases in which the DOJ reached deferred prosecution agreements (DPAs) which allowed firms to avoid criminal convictions.[6] Where individuals are not accountable, the risk calculus remains skewed against external stakeholders.

---

[2] Stephen Gandel, "By every measure, the big banks are bigger," *Fortune*, September 13, 2013. Available at http://finance.fortune.cnn.com/2013/09/13/too-big-to-fail-banks/.

[3] Dodd Frank § 5323 gives the Financial Stability Oversight Council the authority to designate an institution a "SIFI." The Financial Stability Board, an international body that monitors and makes recommendations about the financial system, has also designated JPMorgan Chase a Global Systemically Important Bank (GSIB).

[4] http://finance.fortune.cnn.com/2013/09/13/too-big-to-fail-banks/

[5] Eduardo Porter, "The Modest Worth of Big Banks", New York Times, May 22, 2012. Available at http://www.nytimes.com/2012/05/23/business/big-banks-dont-need-to-be-so-big.html?_r=1

[6] Michael Rothfeld, "Firms Are Penalized, But Workers Aren't," *Wall Street Journal*, January 17, 2014. Available at http://online.wsj.com/news/articles/SB20001424052702304419104579324962459771186. Dan Fitzpatrick, "No Penalty for J.P. Morgan Chase Officials," *Wall Street Journal*, January 7, 2014. Available at http://online.wsj.com/news/articles/SB20001424052702303933104579304852561276512.

Although some legislative remedies may reign in some of the specific actions that led to the crisis (e.g. Dodd-Frank), the same creative mindset of financial innovation that led to the crisis may well move into other areas that are less regulated. **This raises a fundamental question: do the top officials of J.P. Morgan Chase, the biggest bank in America, with 12% of U.S. assets under management, have clear guidelines in place regarding their obligations to society?** Specifically, what mechanisms are in place ensuring that these top officials are obliged to directly consider and prevent the infliction of catastrophic harm on society?

Is the Company too big to regulate?

At the congressionally established Financial Crisis Inquiry Commission (FCIC) hearing, every key regulator who testified expressed dissatisfaction with regulatory oversight of the industry and asserted the need for additional regulation. Sheila Bair, the former chair of the Federal Deposit Insurance Corporation (FDIC), which insures and oversees federally-chartered banks, declared that, "The financial crisis calls into question the fundamental assumptions regarding financial supervision, credit availability and market discipline that have informed our regulatory efforts for decades."[7] Mary Schapiro cited lax regulation of asset-backed securities, excessive reliance on credit rating agencies, excessive executive compensation as encouraging unhealthy risk-taking and failure to oversee hedge funds and private equity funds.[8]

The Commission received earlier testimony from major bank CEOs, including the Chief Executive Officer and President of Bank of America, who stated, in part, that:

> "Over the course of this crisis, we as an industry caused a lot of damage. Never has it been clearer how mistakes made by financial companies can affect Main Street."[9]

Ironically, over the years since the financial crisis, many of the senior or corporate executives "of large financial institutions have admitted in their more candid moments that they did not understand many of the new products that their firms were designing, underwriting or trading."[10]

---

[7] Sewell Chan, "Lax Regulation Cited as Major Reason for Financial Crisis," *New York Times*, January 15, 2010, B3. Available at http://query.nytimes.com/gst/fullpage.html?res=9E07E7D7153DF936A25752C0A9669D8B63.

[8] On February 5, 2013, the U.S. Department of Justice (DOJ) filed a civil suit pursuant to the 1989 Financial Institutions Reform Recovery and Enforcement Act, charging Standard and Poor's Rating Service of ignoring its own standards in giving top ratings to collateralized debt obligation (CDOs or securitized mortgage bonds) which were, in part, responsible for the 2008 financial crisis. (Source: Jean Eaglesham, Jeannette Neuman and Even Perez, "U. S. Sues S&P Over Ratings," *Wall Street Journal*, February 5, 2013, A1 and A2. Available at http://online.wsj.com/news/articles/SB10001424127887324445904578284064003795142).

[9] Brian T. Moynihan, Chief Executive Officer and President, Bank of America, Testimony to Financial Crisis Inquiry Commission (FCIC), Washington, D.C. (January 13, 2010), page 1.

[10] Justin O'Brien, Engineering a Financial Bloodbath (London: Imperial College Press, 2009), 33.

J.P. Morgan "has lost control of its legal risks."

Businessweek, in the aftermath of the announcement of the $13 billion settlement, expressed doubt that the employees of J.P. Morgan are violating the law ***on purpose*** as well as the idea that noticing *a pattern of illegal behavior* is simply a left-wing conspiracy theory. Instead, according to the magazine:

> "**The most plausible explanation is that JPMorgan has become so large and so sprawling that management has lost control.** Dimon's attention to detail and risk management were once legendary. It is impossible look at him now without also remembering that he carries the London Whale derivatives fiasco on his shoulders. This impression was reinforced last week when JPMorgan admitted to a form of market manipulation in connection with the London Whale (this was a separate settlement with the U.S. Commodity Futures Trading Commission).
>
> At a **debate** in New York last week, a proponent of big banks **argued** that the resolution of the London Whale episode showed that the system works.
>
> Was he referring to the system in which our largest bank repeatedly breaks the law, is slapped on the wrist and whines about it?
>
> **JPMorgan has lost control of its legal risks. What other risks will it mismanage next?"**[11] (emphasis added)

Passing the Buck to Regulators?

Dodd-Frank was a modest, yet inadequate legislative attempt to correct the problems. One assessment of the law is that Congress has simply passed the responsibility on to federal regulators without the necessary financial resources to regulate these problems. The question raised by the current Proposal is whether the firm can put additional mechanisms in place that restore a sense that the board and management are internally accountable for the implications of their actions to society.

The settlement with the Justice Department is notable for the lack of corrective action in addressing the underlying organizational causes of the company's role in creating the financial crisis. As the nongovernmental organization Better Markets has written:

> Why did the [Justice Department Settlement] contract fail to impose on JP Morgan Chase any obligation to change any of its business or compliance practices, which are standard conduct remedies that regulators routinely require? And how can the sanctions effectively punish and deter JP Morgan Chase, given its wealth and its extensive history of lawless conduct?[12]

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[11] Simon Johnson, "JPMorgan Is Too Big to Whine," *Bloomberg*, October 21, 2013. Available at http://www.bloomberg.com/news/2013-10-21/jpmorgan-is-too-big-to-whine.html?alcmpid=view.

[12] Better Markets, "Fact Sheet: Better Markets Files Lawsuite Challenging the Record-setting $13 Billion

<u>Profitable units may endanger society</u>

As one author wrote in the *Harvard Business Review*,

> "Most board members will tell you that their meetings are spent on governance issues, business updates, and "problem children," with *well-performing business segments given an affectionate nod.* This should be reversed. Boards should actually spend much more of their time reviewing the business segments with the highest returns."[13] (emphasis added)

Though boards have revamped memberships and increased time commitments since the crisis, these changes alone seem inadequate to address these underlying dynamics which substantially contribute to risk to the Company and society.

<u>Specifics Versus a New Moral Calculus</u>

The complexity of running a large bank necessarily involves layers of risk management. For instance, in the events leading up to the financial crisis, the Proponent believes that consideration of the potential financial implications (upside, and perhaps downside) *for the company* of residential mortgages backed securities overshadowed questions of the risk *to society, such as the risk of creating a housing crisis or endangering the US economy.* While legislative fixes like the Dodd Frank Act may address some **specific issues** through regulation, the need for a reflective process that reconsiders the relationship between director and officer duties to corporation and to society has never been clearer than it is today.

The present Proposal is a response this gap, a request to the board to clarify how directors and officers should go about considering their moral obligations to society as well as their obligations to shareholders and the company.

Settlement Agreement Between the Department of Justice and JP Morgan Chase," February 10, 2014. Available at http://www.bettermarkets.com/blogs/fact-sheet-better-markets-files-lawsuit-challenging-record-setting-13-billion-settlement-agree#.Uv4460JdVcJ.

[13] Sallie Krawcheck, "Four Ways to Fix Banks," *Harvard Business Review*, June 2012. Available at http://hbr.org/2012/06/four-ways-to-fix-banks/ar/1?referral=00134.

ANALYSIS

<u>The Proposal is neither vague nor misleading.</u>

The Company argues that the Proposal contains vague terms and is subject to multiple interpretations and therefore is excludable under Rule 14a-8(i)(3).

The Company asserts (*Company letter* p. 4) that

> . . . the Proposal fails to adequately define a standard that is integral to the requested action and as such, the Proposal is impermissibly vague and indefinite, such that it is materially false and misleading. The Proposal requests that the Company's Board of Directors "prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders." The Proposal, however, does not provide shareholders (or stakeholders) with any definition or description of what the Proponent means when it refers to the "moral obligations" of corporate directors and officers "to shareholders and other stakeholders." While the Merriam-Webster online dictionary defines "morality" as "beliefs about what is right behavior and what is wrong behavior," "morality" in the context of the Proposal certainly will have a personal, subjective meaning to each shareholder based on that person's individual value system. Without an articulation of the Proposal's intent in the context of corporate governance, it will be impossible for shareholders to have any reasonable certainty regarding the nature of the "moral obligations" on which the Proposal seeks a report.
>
> Accordingly, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what the requested review requires based on the terms of the Proposal. The Company is therefore of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

Contrary the Company's position, any questions about the meaning of the resolve clause are well addressed by the supporting statement and preceding whereas clauses. The Company's comments pointing to dictionary definitions of "morality" are troubling at a time in which the issue of moral hazard has become such a central concern regarding the relationship between the Company and the society in which it must function. It has become clear that JP

Morgan's Board and management may lack the necessary incentives and guidance to consider their moral obligations toward society, potentially placing the entire U.S. economy at risk.

The whereas clauses of the Proposal lead with the recent $13 billion settlement. Any shareholder thinking of this recent settlement rightly should ask themselves, how did this happen, and what measures are in place to prevent it from happening again? What measures are in place to consider the impact of corporate activities on consumers, homeowners and workers whose lives may be destroyed by the risks taken by the company?

The second paragraph of the proposal highlights how the Company has been a prolific violator of numerous laws and numerous social norms. The existence of so many penalties should raise the question for shareholders of whether this company has too easily come to see paying fines, even massive ones, as a routine cost of doing business (exceeding 10% of the company's net income.)

The Proposal is clearly directed, from the whereas clauses through the supporting statement toward assessing whether the Board and officers have sufficient guidance as they seek to manage the complexities of this massive bank, to consider <u>the impact of company decisions on stakeholders and society.</u>

The supporting statement makes the moral focus of the Proposal, a balancing of the interests of the Company and society, quite apparent. According to that supporting statement, the review in question should at a minimum encompass the duties of:

- Loyalty, including clarifying the relationship between loyalty to the company and to society;
- Care, including clarifying any duty of directors or officers to take action when having sufficient notice of potential impacts of corporate activities on society;
- Candor, including clarifying the extent to which directors and officers are required to provide balanced, truthful accounts of all matters disclosed in communications with stockholders and other stakeholders.

Neither the shareholders nor the Board of Directors would have any difficulty determining with reasonable certainty what actions and measures the Proposal requires. The Proposal requires a review and clarification of the duties of directors and officers consistent with the clear guidelines provided in the supporting statement, as well as the context provided in the whereas clauses and in the policy environment in which the Company operates today. Neither shareholders nor the Company would have difficulty discerning the type of review sought by the Proposal.

<u>The proposal is not excludable under the ordinary business exclusion.</u>

The Company asserts that because the Proposal addresses issues of legal compliance and ethics it should be found to be excludable as addressing matters of ordinary business.

The fact that the Proposal addresses issues of ethics and of legal compliance that might otherwise be excludable ordinary business issues is not, in this instance, a basis for exclusion. The Proposal at its core addresses the significant policy issues of moral hazard and systemic risk with a clear nexus to the Company; that the subject matter at its core must necessarily include ordinary business elements of compliance and ethics is, in this instance, an insufficient basis for exclusion, as shown in numerous other proposals addressing companies' roles in creating systemic risk.

In *Wells Fargo & Co.* (March 11, 2013) and *Bank of America* (March 11, 2013) the companies argued vigorously *and accurately* that the subject matter of the proposal touched on issues of compliance.[14] The proposal requested that the Board conduct an independent review of the company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to report to shareholders. Despite the obvious relationship to compliance, the staff held that the proposal could not be excluded from the company's proxy materials under Rule 14a-8(i)(7) because the proposal and supporting statement, when read together, focus primarily on the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans.

JPMorgan Chase & Co. also faced a similar proposal (March 14, 2011) requesting that its Board oversee the development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly both to loans owned by the company and those serviced for others, and report results to shareholders. The Staff declined to allow Rule 14a-8(i)(7) exclusion in view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raised significant policy considerations.

A similar result against exclusion as ordinary business was reached in *Bank of America* (March 14, 2011) for a proposal asking the board to have its audit committee conduct a review of the company's internal controls related to loan modifications, independent review of foreclosures and securitizations, and to report to shareholders its finding and recommendations.

---

[14] Wells Fargo for instance, had argued "the Proposal asks the Board to assess and report on the Company's compliance with banking laws and regulations, which falls squarely within the confines of the Company's ordinary business. Yet, the issue of widespread deficiency and foreclosure and modification processes was itself a significant policy issue, it was sufficient to override this concern and cause a proposal to be non-excludable.

It is worth contrasting these proposals with another proposal from the same period, which *was found excludable despite its relationship to the financial crisis. Wells Fargo* (February 12, 2013) also involved fallout from the financial crisis but asked the company's board to establish a policy preventing the sale of or foreclosure upon loans for which the collateral is real estate, which are in full compliance with all provisions of the note except payment in full upon maturity. The finding of the Staff that this proposal related to excludable ordinary business shows that a proposal which goes beyond policy review to dictate internal policies could still cross a line beyond which exclusion as ordinary business is possible. However, it is clear that the present Proposal is more like the non-excludable proposals, because it does not attempt to prescribe specific changes that tie management's hands, but only seeks review and development of appropriate mechanisms by the Board.

Proposals relating to derivatives have been similarly handled by the Staff. In *Bank of America* (February 24, 2010), *Citigroup* (Feb 23, 2010) and *J.P. Morgan Chase & Co.* (March 19, 2010) a complex and fairly directive proposal on derivatives and systemic risk was found non-excludable under Rule 14a-8(i)(7). The proposal sought disclosure of the banks' "policy concerning the use of initial and variance margin (collateral) on all over-the-counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." Despite arguments that it implicated compliance, design of accounts and evaluation of risks and liabilities, the Staff found that it implicated systemic risk, sufficiently to prevent Rule 14a-8(i)(7) exclusion:

> "The staff notes that the proposal raises concerns regarding the relationship between the company's policies on collateralization of derivatives transactions and systemic financial risk. In the staff's view, the proposal focuses on a significant policy issue."

The current Proposal merits the same treatment, because it is also asks the company to address systemic risks posed by the Company.

When a proposal raises issues that might be construed as affecting compliance, if it is possible to construe the proposal in a fashion that does *not* interfere with compliance, the Staff will do so. In *Nextera* (Feb 27, 2013) the company argued that the proposal was excludable because it asked the company to relocate spent nuclear fuel to dry cask storage at the "earliest safe time." The proponent argued that the proposal was not excludable because the proposal could be implemented in a manner that did not undermine compliance. The proponent effectively argued that a reasonable interpretation of the proposal was to comply with federal law in assessing "the earliest safe time." The Staff found that the Proposal did not require the company to violate federal law.

Similarly, in the present instance, the correct interpretation of the proposal is not to alter fiduciary or legal obligations, but as the proposal says, to clarify them for directors and officers, especially as they interrelate with obligations to society. The Company asserts that fiduciary and legal obligations may not be *strengthened*, an assertion with which the Proponent has no disagreement. The Proposal does not request changes in fiduciary or legal obligations, but rather requests clarification and enhanced implementation.

The end result is to request a clarification of the balance between interests of society and interests of the company -- the relationship between fiduciary and legal obligations (which are fixed) and the moral obligations of the management and the board, which require clarification given the performance of the company in recent years.

We understand the role of the Board in advancing the interests of shareholders and the company, as expressed by fiduciary duty, but what about the responsibility of the board to protect the broader economy? These interests are not one and the same, and yet one would be hard-pressed to find any articulation and systematic approach in the Company's own materials explaining how the Board balances these interests.

Similarly, the Company also argues that the Company's adherence to ethical business practices, addressed through the Company's code of conduct and code of ethics, represent matters of ordinary business. Again, this could be true under ordinary circumstances, but when the failure to address these obligations is those codes places the entire economy on the line, the significant policy issue transcends the issue of whether it might touch on legal issues or the code of ethics. See for instance, *General Electric* (January 31, 2007) in which a proposal requested that the Board of Directors "review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders." The proposal was built around the company's "increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future." In that instance, despite the obvious length of codes of conduct and ethics, the Staff found on the proposal was not excludable under Rule 14a-8(i)(7).

The Proposal's focus is on these larger questions about the value system to be reinforced in the upper echelons of the Company. The requested report is also entirely distinct from the Code of Conduct or the Code of Ethics; the issues raised are not addressed by the codes on any level. Thus the "ordinary business" of establishing and maintaining those codes is not in any way encroached upon by the Proposal.

The Company's performance over the last five years provides a backdrop for the issues raised by the Proponent and reinforces the importance, legitimacy and intention of the requested report. Questionable governance and actions have led to the imposition of serious costs on tax payers, consumers, and the U.S. economy. It is fully consistent with the shareholder-company relationship for the shareholders to seek to establish the extent to which directors and officers should address societal interests and risks aside from the (seemingly inadequate) incentives that are in place to earn money for the company, avoid liabilities, and avoid jail time.

The Company is unable to argue persuasively that its Code of Conduct or Code of Ethics currently address the issues raised by the Proposal.

The Company has suggested that its Code of Conduct and Code of Ethics already address the issues raised by the Proposal. Upon examination, the Codes present no concept of the Company as an institution capable of compromising the underpinnings of our society and financial system. The Code of Conduct and the Code of Ethics address internal governance, legal compliance and individual decision making throughout the organization – generally about individual, not Company actions. Section Five of the Code of Conduct discusses JP Morgan as a "global citizen;" however the content there is about the parameters within which employees can volunteer or donate on their own time. Thus there is little meaningful overlap between the issues raised in the Proposal and those addressed in the Codes.

The Code of Conduct is a guide to ethics and legal compliance for employees of the Company. Although it includes a section on "Your [the employee's] responsibility to our customers and marketplace," that section is devoted to insider trading, the management of personal finances, and complying with regulations (e.g. money laundering, anti-trust, anti-bribery, etc.). The section titled "Your responsibility to our company and shareholders" is dedicated to protecting company assets, controlling communications, gifts, and again the personal finances of the employee. Finally, the section "Your responsibility to our neighbors and communities" merely encourages employees to volunteer for charities and participate in the political process within the relevant legal boundaries. The Code directs employees unsure about specific conduct to confer with their "Code Specialist," someone who would be clearly unqualified to address systemic risks to the financial system. Additionally, the consequences identified for violating the Code are all consequences for the Company (e.g. reputational risk, legal action, fines and penalties, etc.). Nowhere does the Code acknowledge the Company's role as a Systemically Important Financial Institution or the catastrophic impacts its business operations can have on society. Thus, the Code of Ethics is also explicitly addressed to individuals within the company and deals largely with issues of legal compliance (e.g. avoiding conflicts of interest, not coercing auditors).

The Codes as currently written have clearly had little effect in preventing the outcomes of recent years. The Company's Codes are unresponsive to the dilemma that directors and officers find themselves in at the helm of a too large to manage and too large to fail bank. Notably, the Company has not asserted substantial implementation, because it would not be able to do so. Nor should it be able to treat these larger issues raised by the proposal as mere "ordinary business" outside the ambit of shareholders' deliberations.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rules 14a-8(i)(3) or 14a-8(i)(7).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Martin Dunn, Morrison & Foerster LLP
John Harrington, Harrington Investments, Inc.

Exhibit A
Text of the Shareholder Proposal

Whereas, the recent $13 billion settlement regarding the company's role in the sales of "toxic" mortgage backed securities exposed JPMorgan Chase to the largest civil penalty ever levied in the United States;[1]

Whereas, the US Government has cited our company for egregious violations including "reckless acts or omissions"[2] of Anti-Money Laundering laws and the Bank Secrecy Act, including issues relating to Weapons of Mass Destruction Proliferators Sanctions Regulations, Global Terrorism Sanctions Regulations, Iranian Transactions Regulations, and Sudanese Sanctions Regulations;

Whereas, significant failures of management exposed our company to billions in fines from US government departments, equaling almost 12% of our net income between 2009-2012;[3]

Whereas, according to many observers, these and other recent events provide evidence of a failure of the company, the Board and the Board's risk policy committee to be adequately apprised of, or to remedy, shortcomings of internal controls and management;

Therefore, be it Resolved:
Shareholders request the board of directors prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders, and to report on their findings, excluding proprietary or legally prejudicial information, no later than six months following the 2014 annual shareholder meeting.

Such a report may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight.

Supporting Statement
Fiduciary standards, codified in early law, secularized theological traditions applied to commercial pursuits and obligate directors to an ethical relationship with shareholders based upon trust and confidence. Proponents of this resolution ask other shareholders to hold corporate leaders accountable to the highest possible standard of conduct.

In the opinion of the proponent, this review should at a minimum encompass the duties of:

- Loyalty, including clarifying the relationship between loyalty to the company and to society;
- Care, including clarifying any duty of directors or officers to take action when having sufficient notice of potential impacts of corporate activities on society;
- Candor, including clarifying the extent to which directors and officers are required to provide balanced, truthful accounts of all matters disclosed in communications with stockholders and other stakeholders.

[1] http://www.justice.gov/opa/pr/2013/November/13-ag-1237.html
[2] Release of Civil Penalties Information - JPMorgan Chase Bank, N.A. Settlement 8/25/2011, *http://www.treasury.gov/resource-center/sanctions/OFAC-Enforcement/Pages/20110825.aspx*.
[3] GrahamFisher, JP Morgan Chase: Out of Control, March 2013, p.1.

Exhibit B
Partial record of cases against J.P. Morgan

Highlights From A Decade of Illegal Conduct by JP Morgan Chase

o United States v. JPMorgan Case Bank, NA, No-1:14-cr-7 (S.D.N.Y. Jan 8, 2014) ($1.7 billion criminal penalty); In re JPMorgan Chase Bank, N.A., OCC Admin. Proceeding No. AA-EC-13-109 (Jan. 7, 2014) ($350 million civil penalty); In re JPMorgan Chase Bank, N.A., Dept. of the Treasury Financial Crimes Enforcement Network Admin. Proceeding No. 2014-1 (Jan. 7, 2014) ($461 million civil penalty) (all for violations of law arising from the bank's role in connection with Bernie Madoff's Ponzi scheme, the largest in the history of the U.S.);

o In re JPMorgan Chase Bank, N.A., CFTC Admin. Proceeding No. 14-01 (Oct. 16, 2013) ($100 million civil penalty); In re JPMorgan Chase & Co., SEC Admin. Proceeding No. 3-15507 (Sept. 19, 2013) ($200 million civil penalty); In re JPMorgan Chase & Co., Federal Reserve Board Admin. Proceeding No. 13-031-CMP-HC (Sept. 18, 2013) ($200 million civil penalty); UK Financial Conduct Authority, Final Notice to JP Morgan Chase Bank, N.A. (Sept. 18, 2013) (£137.6 million ($221 million) penalty); In re JPMorgan Chase Bank, N.A., OCC Admin. Proceeding No. AA-EC-2013-75, #2013-140 (Sept. 17, 2013) ($300 million civil penalty) (all for violations of federal law in connection with the proprietary trading losses sustained by JP Morgan Chase in connection with the high risk derivatives bet referred to as the "London Whale");

o In re JPMorgan Chase Bank, N.A., CFPB Admin. Proceeding No. 2013-CFPB-0007 (Sept. 19, 2013) ($20 million civil penalty and $309 million refund to customers); In re JPMorgan Chase Bank, N.A., OCC Admin. Proceeding No. AA-EC-2013-46 (Sept. 18, 2013) ($60 million civil penalty) (both for violations in connection with JP Morgan Chase's billing practices and fraudulent sale of so-called Identity Protection Products to customers);

o In Re Make-Whole Payments and Related Bidding Strategies, FERC Admin. Proceeding Nos. IN11-8-000, IN13-5-000 (July 30, 2013) (civil penalty of $285 million and disgorgement of $125 million for energy market manipulation);

o SEC v. J.P. Morgan Sec. LLC, No. 12-cv-1862 (D.D.C. Jan. 7, 2013) ($301 million in civil penalties and disgorgement for improper conduct related to offerings of mortgage-backed securities);

o In re JPMorgan Chase Bank, N.A., CFTC Admin. Proceeding No. 12-37 (Sept. 27, 2012) ($600,000 civil penalty for violations of the Commodities Exchange Act relating to trading in excess of position limits);

o In re JPMorgan Chase Bank, N.A., CFTC Admin. Proceeding No. 12-17 (Apr. 4, 2012) ($20 million civil penalty for the unlawful handling of customer segregated funds relating to the bankruptcy of Lehman Brothers Holdings, Inc.);

o United States v. Bank of America, No. 12-cv-00361 (D.D.C. 2012) (for foreclosure and mortgage-loan servicing abuses during the Financial Crisis, with JP Morgan Chase paying $5.3 billion in monetary and consumer relief);

o In re JPMorgan Chase & Co., Federal Reserve Board Admin. Proceeding No. 12-009-CMP-HC (Feb. 9, 2012) ($275 million in monetary relief for unsafe and unsound practices in residential mortgage loan servicing and foreclosure processing);

o SEC v. J.P. Morgan Sec. LLC, No. 11-cv-03877 (D.N.J. July 7, 2011) ($51.2 million in civil penalties and disgorgement); In re JPMorgan Chase & Co., Federal Reserve Board Admin. Proceeding No. 11-081-WA/RB-HC (July 6, 2011) (compliance plan and corrective action requirements); In re JPMorgan Chase Bank, N.A., OCC Admin. Proceeding No. AA-EC-11-63 (July 6, 2011) ($22 million civil penalty) (all for anticompetitive practices in connection with municipal securities transactions);

o SEC v. J.P. Morgan Sec., LLC, No. 11-cv-4206 (S.D.N.Y. June 21, 2011) ($153.6 million in civil penalties and disgorgement for violations of the securities laws relating to misleading investors in connection with synthetic collateralized debt obligations);

o In re JPMorgan Chase Bank, N.A., OCC Admin. Proceeding No. AA-EC-11-15, #2011-050 (Apr. 13, 2011) (consent order mandating compliance plan and other corrective action resulting from unsafe and unsound mortgage servicing practices);

o In re J.P. Morgan Sec. Inc., SEC Admin. Proceeding No. 3-13673 (Nov. 4, 2009) ($25 million civil penalty for violations of the securities laws relating to the Jefferson County derivatives trading and bribery scandal);

o In re JP Morgan Chase & Co, Attorney General of the State of NY Investor Protection Bureau, Assurance of Discontinuance Pursuant to Exec. Law §63(15) (June 2, 2009) ($25 million civil penalty for misrepresenting risks associated with auction rate securities);

o In re JPMorgan Chase & Co., SEC Admin. Proceeding No. 3-13000 (Mar. 27, 2008) ($1.3 million civil disgorgement for violations of the securities laws relating to JPM's role as asset-backed indenture trustee to certain special purpose vehicles);

o In re J.P. Morgan Sec. Inc., SEC Admin. Proceeding No. 3-11828 (Feb. 14, 2005) ($2.1 million in civil fines and penalties for violations of Securities Act record-keeping requirements); and

o SEC v. J.P. Morgan Securities Inc., 03-cv-2939 (WHP) (S.D.N.Y. Apr. 28, 2003) ($50 million in civil penalties and disgorgements as part of a global settlement for research analyst conflict of interests).

Exhibit C
J.P. Morgan Code of Ethics and Code of Conduct

CODE OF ETHICS

(http://www.jpmorganchase.com/corporate/About-JPMC/code-of-ethics.htm)

APPLIES TO: CEO, CFO, CAO, President, professionals serving in a "finance, accounting, corporate treasury, tax or investor relations role"; compliance is a "term and condition of your employment"
COVERS: conflicts of interest; use honesty, good faith, integrity; appropriate disclosure; legal compliance; report problems; don't coerce auditors.

CODE OF CONDUCT

(http://www.jpmorganchase.com/corporate/About-JPMC/document/Code-of-Conduct_Nov2013_ada.pdf)

- The Code of Conduct is explicitly addressed to employees and guides them in ethical decision-making. It directs employees unsure about specific conduct to confer with their "Code Specialist" someone who would be clearly unqualified to address systemic risks to the financial system. Furthermore the consequences for violating the Code identified therein are all consequences for the Company (e.g. reputational risk, legal action, fines and penalties, etc); nowhere does the Code acknowledge the Company's role as a systemically important financial institution or the substantial impacts its business operations have on society.

1 Your responsibility to OUR HERITAGE

- o COVERS: individual ethics, standards of conduct for employees and directors re: confidential information, reporting, and administration of the code.
- o "you must know the code, you must do the right thing when it comes to your own conduct..." (§1.2 p3)
- o "We may take action against employees who violate our Code..." (§1.2 p3)
- o You must comply with the letter and spirit of the law. "Violating the law...may weaken customer confidence and put our reputation at risk, and can result in regulator criticism, legal action, fines and penalties and other negative repercussions for our Company." (§1.3 p5)

2 Your responsibility to OUR CUSTOMERS & MARKETPLACE

- o COVERS: insider trading, public/non-public info, managing employee's personal finances, trading restrictions, trading JPM scs or scs of clients/suppliers, ethical conduct, regulations, (money laundering, economic sanctions regulations, anti-trust, fcpa, etc)
- o "The policies regarding personal investments are designed to build honest business relationships and promote fairness throughout the marketplace." (§2.2 p16)

3 Your responsibility to OUR COMPANY AND SHAREHOLDERS

- o COVERS: Protect company assets, IP, systems, (i.e. no downloading), no self-dealing, rules for personal finances, borrow/lend money to related parties, no gambling, personal life of employees, gifts, acting/speaking, giving on behalf of company, social media, after you quit

- o "We have a duty to protect JPMorgan Chase assets... to maintain the trust our shareholders have placed in us and keep our Company strong and thriving." (§3.0 p21)

4 Your responsibility to EACH OTHER

- o COVERS: no harrassment/discrimination, safe workplace free of alcohol and drugs
- o "Our success requires that we treat each other, and our customers and suppliers, respectfully and fairly, and that we all stay true to the values embedded in our culture: personal commitment, honesty, teamwork, diversity and community awareness." (§4.0 p35), vague statement of values but no application to company as a whole, just individuals

5 Your responsibility to OUR NEIGHBORS AND COMMUNITIES

- o COVERS: All about political involvement and charities, when/if they can overlap with employment, contacts etc.
- o "With success comes responsibility ... the responsibility to be a good global citizen, to be good stewards of the resources entrusted to us and to make a difference in the communities where we live, work and play." (§5.0 p39)
- o It is your [the employee's] responsibility to "recognize your responsibility as a global citizen – get involved, contribute to charitable causes and help to build stronger relationships in the communities where we operate." (§5 box, p43)
- o 5.3 Human Rights
  - We support fundamental principles of human rights across all our Lines of Business and in each region of the world in which we operate. Our respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights.
  - We comply with employment laws in the markets where we operate. Our Company has adopted a Human Rights Statement, and you should observe its terms where it is appropriate to your business dealings.
- o 5.4 Corporate Responsibility
  - We value our place in the global community and take pride in giving back to the communities where we live and work.
  - JPMorgan Chase offers employees the opportunity to become involved in their communities through workplace giving and volunteer programs. Learn more about company-sponsored programs, including the Employee Giving Campaign, Matching Gifts and Volunteer Grant programs, by visiting the Good Works Web site.
- o 5.5 Environmental Stewardship
  - We honor our shared responsibility to be good stewards of our planet, and we recognize that negative environmental impacts can have consequences for our clients and our employees all around the world. JPMorgan Chase takes environmental issues very seriously as an institution, and we encourage all our employees and business units to do the same. Follow any applicable environmental laws and regulations as they apply to you, and seek solutions that improve performance and reduce the environmental impact of our operations.

- When dealing with suppliers, customers and clients, let them know that JPMorgan Chase is working hard to make its operations as sustainable as possible and that we encourage others to do the same. Visit the Environmental Affairs Web site to learn more about the steps we are taking to limit the environmental impact that may be associated with our business and operations.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Harrington Investments, Inc.

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Harrington Investments, Inc. (the ***"Proponent"***) from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file it definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Harrington, the Proponent's president, via facsimile at (707) 257-7923.

I. SUMMARY OF THE PROPOSAL

On December 10, 2013, the Company received a letter dated December 9, 2013 from the Proponent containing the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> RESOLVED:
>
> Shareholders request the board of directors prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders, and to report on their findings, excluding proprietary or legally prejudicial information, no later than six months following the 2014 annual shareholder meeting.
>
> Such a report may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), because the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is subject to multiple interpretations and therefore is impermissibly vague and indefinite

If a proposal provides standards or criteria that a company is intended to follow, those standards or criteria must be clear to both the company and its shareholders, not general or uninformative. The Staff has consistently found that when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. *See, e.g., The Boeing Co.* (Mar. 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (Feb. 16, 2010) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); *Puget Energy Inc.* (Mar. 1, 2002) (concurring in the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance"); and *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal as vague and indefinite where the proposal requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry").

Further, the Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (Mar. 30, 2012), a stockholder proposal sought to provide proxy access to any stockholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). The Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3) because the specific eligibility requirements "represent a central aspect of the proposal." The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See, e.g., Chiquita Brands* (Mar. 7, 2012); *MEMC Electronic Materials* (Mar. 7, 2012); and *Sprint Nextel* (Mar. 7, 2012); *see also Exxon Mobil Corp.* (Mar. 21 , 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); and *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

Consistent with the above Staff precedent, the Proposal fails to adequately define a standard that is integral to the requested action and, as such, the Proposal is impermissibly vague and indefinite, such that it is materially false and misleading. The Proposal requests that the Company's Board of Directors "prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders." The Proposal, however, does not provide shareholders (or stakeholders) with any definition or description of what the Proponent means when it refers to the "moral obligations" of corporate directors and officers "to shareholders and other stakeholders." While the Merriam-Webster online dictionary defines "morality" as "beliefs about what is right behavior and what is wrong behavior," "morality" in the context of the Proposal certainly will have a personal, subjective meaning to each shareholder based on that person's individual value system. Without any articulation of the Proposal's intent in the context of corporate governance, it will be impossible for shareholders to have any reasonable certainty regarding the nature of the "moral obligations" on which the Proposal seeks a report.

Accordingly, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what the requested review requires based on the terms of the Proposal. The Company is therefore of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

C. *The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7), as it relates to the Company's Ordinary Business Operations*

The Proposal is excludable because it relates to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) f 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted). Although the Proposal relates to a report, the Commission has long held that such proposals are evaluated by the Staff by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See* Commission Release No. 34-20091 (Aug. 16, 1983).

1. *The Proposal deals with legal compliance*

The Proposal is properly excludable under Rule 14a-8(i)(7) because the action requested deals with the Company's compliance with law. The Proposal requests a policy review "evaluating Board members' and officers'... fiduciary... and legal obligations to shareholders and other stakeholders." Additionally, the Proposal states that a report "may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight." In the Company's view, these requests make the Proposal excludable. While the fiduciary obligations, legal obligations and "standards for directors' and officers' conduct and company oversight" are governed principally by Delaware law, as well as federal law and New York Stock Exchange Listing Standards, the Supporting Statement asks other shareholders to "to hold corporate leaders accountable to the highest possible standard of conduct." Put simply, legal standards may not be "strengthened" by a shareholder proposal. Further, compliance with applicable laws is essential to a public company's day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *The AES Corp.* (Jan. 9, 2007), a shareholder proposed that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company argued that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the Company's omission of the proposal, noting that the proposal related to "ordinary business operations (*i.e.*, general conduct of a legal compliance program)." In *Halliburton Company* (Mar. 10, 2006), a shareholder proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred that the company could omit the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)").

As a global financial services firm, the Company is subject to extensive and comprehensive regulation under federal and state laws in the United States and the laws of the various jurisdictions outside the United States in which the Company does business. These laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, as well as impact the costs of its products and services. Further, U.S. banking and other regulatory agencies are engaged in extensive rule-making mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is intended to make significant structural reforms to the financial services industry, and a substantial amount of the rule-making remains to be done. Laws and regulations affecting the Company's business are constantly changing, and management regularly must adjust the Company's business activities in accordance with such changes. Accordingly, compliance with law and regulation is a fundamental management function at the Company that is similar to, or even more expansive than, the circumstances that existed in *The AES Corp.*

The Company's Legal and Compliance group has oversight for legal risk. The Compliance function reports to the Company's Co-Chief Operating Officers in order to better align the function, which is a critical component of how the Company manages its risk, with the Company's Oversight and Control function. Compliance works closely with the Legal function, given their complementary missions. At the Board of Directors level, the Audit Committee provides oversight of management's responsibilities to assure there is in place an effective system of controls reasonably designed to maintain compliance with laws and regulations. The Company expends substantial resources on legal compliance, which is necessary given the breadth and dynamic nature of the regulatory environment within which the Company conducts its business. Compliance with law and regulations is a fundamental and day-to-day business activity of the Company, and not an activity that can be practically overseen by shareholders as the Proposal requests.

Accordingly, as the Proposal addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is therefore of the view that it may properly omit the Proposal and Supporting Statement from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal relates to the Company's Adherence to Ethical Business Practices and Policies, which are Addressed in the Company's Code of Conduct and Code of Ethics

The Proposal is properly excludable because it requests that the Company prepare "a policy review for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations." The Supporting Statement further references "an ethical relationship with shareholders," "loyalty to the company and society," and "trust and confidence." These references clearly relate to the Company's ethical business practices and policies, and the Staff has consistently concurred with the exclusion of similar proposals from company proxy materials as relating to ordinary business operations. In *The Walt Disney Company* (Dec. 12, 2011), a proposal requested a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors. The Staff found that the proposal was excludable as relating to the Company's ordinary business operations, confirming that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *See also Verizon Communications Inc.* (Jan. 10, 2011) (same); and *International Business Machines Corp.* (Jan. 7, 2010) (same).

The Company's commitment to fiduciary and legal obligations is reflected in, and substantially implemented through, the Company's Code of Ethics and Code of Conduct (together, the "***Codes***"), and any change in those obligations would require changes to the Codes. It is important for the Company to maintain managerial control over its workforce, which includes having control over the Codes. Accordingly, any determinations regarding revision of the Codes is an ordinary business activity for the Company, as it is with all public companies.

Historically, the Staff has concurred in the exclusion of proposals that deal with a company's code of conduct or code of ethics under Rule 14a-8(i)(7). *See, e.g., International Business Machines Corp.*; *The AES Corp.*; and *Monsanto*. In *NYNEX Corporation* (Feb. 1, 1989), the Division found that a proposal that sought to specify "the particular topics to be addressed in the Company's code of conduct" to be excludable. *See also USX Corporation* (Dec. 28, 1995) (proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics"); and *Barnett Banks, Inc.* (Dec. 18, 1995) (proposal excludable as relating to ordinary business where it dealt with "the preparation and publication of a Code of Ethics"). *See also Intel Corporation* (Mar. 18, 1999) (concurring in the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board implement an "Employee Bill of Rights" because it related to the company's ordinary business operations (*i.e.*, management of the workforce)).

Accordingly, as the Proposal relates to the Company's general adherence to ethical business practices and policies, and if adopted, the Proposal would require consideration and implementation of changes to the terms of the Company's Code of Ethics and Code of Conduct, it relates to the Company's ordinary business operations. The Company is therefore of the view that it may properly omit the Proposal and Supporting Statement from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. John Harrington, Harrington Investments, Inc.
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

HARRINGTON
INVESTMENTS, INC.

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

December 9, 2013

Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Secretary,

As a beneficial owner of JP Morgan Chase stock, I am submitting the enclosed shareholder resolution for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of JP Morgan Chase common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

Whereas, the recent $13 billion settlement regarding the company's role in the sales of "toxic" mortgage backed securities exposed JPMorgan Chase to the largest civil penalty ever levied in the United States[1];

Whereas, the US Government has cited our company for egregious violations including "reckless acts or omissions"[2] of Anti-Money Laundering laws and the Bank Secrecy Act, including issues relating to Weapons of Mass Destruction Proliferators Sanctions Regulations, Global Terrorism Sanctions Regulations, Iranian Transactions Regulations, and Sudanese Sanctions Regulations;

Whereas, significant failures of management exposed our company to billions in fines from US government departments, equaling almost 12% of our net income between 2009-2012[3];

Whereas, according to many observers, these and other recent events provide evidence of a failure of the company, the Board and the Board's risk policy committee to be adequately apprised of, or to remedy, shortcomings of internal controls and management;

Therefore, be it Resolved:

Shareholders request the board of directors prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of Board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders, and to report on their findings, excluding proprietary or legally prejudicial information, no later than six months following the 2014 annual shareholder meeting.

Such a report may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight.

Supporting Statement

Fiduciary standards, codified in early law, secularized theological traditions applied to commercial pursuits and obligate directors to an ethical relationship with shareholders based upon trust and confidence. Proponents of this resolution ask other shareholders to hold corporate leaders accountable to the highest possible standard of conduct.

In the opinion of the proponent, this review should at a minimum encompass the duties of:

- Loyalty, including clarifying the relationship between loyalty to the company and to society;
- Care, including clarifying any duty of directors or officers to take action when having sufficient notice of potential impacts of corporate activities on society;
- Candor, including clarifying the extent to which directors and officers are required to provide balanced, truthful accounts of all matters disclosed in communications with stockholders and other stakeholders.

---

[1] http://www.justice.gov/opa/pr/2013/November/13-ag-1237.html

[2] http://www.treasury.gov/resource-center/sanctions/OFAC-Enforcement/Pages/20110825.aspx

[3] GrahamFisher, "JP Morgan Chase: Out of Control," March 2013

charles SCHWAB
ADVISOR SERVICES

RECEIVED BY THE
DEC 10 2013
OFFICE OF THE SECRETARY

PO Box 52013, Phoenix, AZ 85072-2013

December 9, 2013

Attn: Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

RE: Account *** FISMA & OMB Memorandum M-07-16 ***
Harrington Inv Inc 401k Plan
FBO John C Harrington

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of JP Morgan Chase (Symbol: JPM) in the account referenced above. These shares have been held continuously since initial purchase on 01/06/2009.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 9:30am and 6:00pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923